

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Ka Fai Yuen
Chief Executive Officer and Director
Zhong Yang Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

> **Re: Zhong Yang Financial Group Limited**
> **Amendment No. 3 to**
> **Registration Statement on Form F-1**
> **Filed December 10, 2021**
> **File No. 333-259441**

Dear Mr. Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

Amendment No. 3 to Form F-1

Cover page

1.   Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: William S. Rosenstadt, Esq.